SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Payment of Interim Dividend and Interest on the Company’s Net Worth” dated on April 07, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend and Interest on the Company’s Net Worth

April 07, 2004 (03 pages)

For more information, contact:

Charles E. Allen

TELESP, São Paulo - Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; April 07, 2004) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividend and Interest on the Company’s Net Worth.

I – INTERIM DIVIDENDS - FISCAL YEAR 2004

In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting, hereby informs its shareholders that it will grant interim dividends for a total amount of R$613,570,000.00 (six hundred and thirteen million, five hundred and seventy thousand reais), according to the table below. The aforementioned interim dividends have been declared based on the accumulated earnings as of the last annual financial statements and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law #6404/76. The shareholders individually registered as such at the end of the day, on April 07, 2004 are enabled to receive the dividends. After this date, the shares will be traded as “ex-dividends”.

Type of share	Common	Preferred
Amount per lot of 1,000 shares: R$	1.165553357353	1.282108693088	(*)

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2004, ad referendum, of the General Shareholders’ Meeting that approves the financial statements for the year 2004.

The payment of said dividends will start on April 23, 2004.

II – INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2004

Telecomunicações de São Paulo S.A. – Telesp, in accordance with the resolutions taken by the Board of Directors at the Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting, hereby informs its shareholders about the payment of Interest on the Company’s Net Worth related to the fiscal year 2004, in accordance with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$295,800,000.00 (two hundred and ninety five million, eighty hundred thousand reais) and after withholding the income tax of 15%, its net amount is R$251,430,000.00 (two hundred and fifty one million, four hundred and thirty thousand reais), according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.561909290065	0.084286393510	0.477622896555
Preferred Shares(*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

The payment of said Interest on the Company’s Net Worth will start on April 23, 2004.

The corresponding credit will be made in the Company’s accounting records on April 07, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 07, 2004. Starting on April 08, 2004, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said Interest on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2004.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until April 14, 2004 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A. (Banco Real), the depositary bank, located at Av. Brigadeiro Luiz Antonio, 2020 – 6º andar – Edifício Sudameris - CEP: 01310-916 – Bela Vista – São Paulo – SP. Telephone (5511) 2192-2411. Fax (5511) 2192-2398 – E-mail: acionista@real.com.br

III – INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2003

The Company informs that, in accordance with the resolutions taken in the Ordinary General Shareholders’ Meeting held on March 25, 2004, it will start on April 23, 2004 the payment of Interest on the Company’s Net Worth, granted to the common and preferred shareholders individually registered as such at the end of the day, on December 29, 2003, according to the Notice to the Shareholders published on December 11, 2003. The total amount is R$1,100,000,000.00 (one billion and one hundred million reais) and after withholding the income tax of 15%, its net amount is R$935,000,000.00 (nine hundred and thirty five million reais), according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	2.089588299767	0.313438244965	1.776150054802
Preferred Shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with the article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the Comissão de Valores Mobiliários, the amount of Interest on the Company’s Net Worth was charged, on its net value, to the amount of the mandatory dividends related to the corresponding fiscal year in which it was declared

IV - INCOME TAX WITHHOLDING

Pursuant to the current legislation:

1.	Dividends are exempt of Income Tax Withholding, according to Law #9245/95.

2.	15% of the Interest on the Company’s Net Worth is withheld for income tax purposes at the time of its credit. There is no income tax for the legal entities that prove their immunity or exempt status within the established term.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law #6404 of December 15, 1976, Article 287, II, a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 07, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director